UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LINCOLN EDUCATIONAL SERVICES CORPORATION

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

533535100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 533535100	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stonington Capital Appreciation 1994 Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 20,446,140 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 20,446,140 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,446,140
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 78.8%
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	See Item 4(a)

CUSIP No. 533535100	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stonington Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 20,446,140 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 20,446,140 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,446,140
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 78.8%
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	See Item 4(a)

CUSIP No. 533535100	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stonington Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 20,446,140 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 20,446,140 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,446,140
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 78.8%
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 4(a)

CUSIP No. 533535100	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stonington Partners, Inc. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 20,446,140 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 20,446,140 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,446,140
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 78.8%
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 4(a)

CUSIP No. 533535100	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Back to School Acquisition, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 20,446,140 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 20,446,140 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,446,140
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 78.8%
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 4(a)

CUSIP No. 533535100	SCHEDULE 13G

ITEM 1(A)	NAME OF ISSUER:

Lincoln Educational Services Corporation

ITEM 1(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

200 Executive Drive, West Orange, New Jersey 07052

ITEM 2(A)	NAME OF PERSON FILING:

Stonington Capital Appreciation 1994 Fund, L.P. (the "Stonington Fund"),
Stonington Partners, L.P. ("SP"), Stonington Partners, Inc. II ("SPII"),
Stonington Partners, Inc. ("Stonington") and Back to School Acquisition, L.L.C. ("BSA").

ITEM 2(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o Stonington Partners, Inc.
540 Madison Avenue, 25th Floor
New York, NY 10022

ITEM 2(C)	CITIZENSHIP:

Delaware

ITEM 2(D)	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(E)	CUSIP NUMBER:

533535100

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SS. 240.13D-1(B) OR SS. 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS IN ONE OF THE CATEGORIES IDENTIFIED:

Not applicable.

ITEM 4	OWNERSHIP:

(a)	Amount Beneficially Owned: 20,446,140

CUSIP No. 533535100	SCHEDULE 13G

SPII is the general partner of SP, and SP is the general partner of the Stonington Fund. Stonington is the management company, which, pursuant to a management agreement with the Stonington Fund, has full discretionary authority with respect To the Stonington Fund's investments, including the authority to make and dispose of such investments.

The Stonington Fund controls, and has a 100% economic interest in, BSA. BSA (i) owns 18,165,500 shares of Common Stock of the Issuer, (ii) has the power to direct the voting and, in certain circumstances the disposition, of 2,179,600 shares of Common Stock of the Issuer through a voting agreement with Five Mile River Capital Partners LLC (of which Hart Capital LLC is the managing member), (iii)  has the power to direct the voting and, in certain circumstances the disposition, of 50,142 shares through stockholders’ agreements with Steven W. Hart and various Hart family trusts, and (iv) will have the power to direct the voting, and in certain circumstances the disposition, of 50,898 shares upon the exercise of currently exercisable options held by Steven W. Hart and the Steven W. Hart 2006 Grantor Retained Annuity Trust (which terminates by its own terms on March 31, 2008), through a stockholders’ agreement with Steven W. Hart and the Seven W. Hart 2006 Grantor Retained Annuity Trust

(b)	Percent of Class: 78.8%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose of or direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose of or direct the disposition of: See the responses to Item 8 on the attached cover pages.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

CUSIP No. 533535100	SCHEDULE 13G

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP:

See Exhibit I attached hereto.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

CUSIP No. 533535100	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

STONINGTON CAPITAL APPRECIATION 1994 FUND, L.P.

By:  Stonington Partners, L.P.,
its general partner

By:  Stonington Partners, Inc. II,
its general partner

By:  /s/Alexis P. Michas

Name:  Alexis P. Michas
Title:    Managing Partner

 STONINGTON PARTNERS, L.P.

By:  Stonington Partners, Inc. II,
its general partner

By:  /s/Alexis P. Michas

Name:  Alexis P. Michas
Title:    Managing Partner

 STONINGTON PARTNERS, INC. II

By:  /s/Alexis P. Michas

Name:  Alexis P. Michas
Title:    Managing Partner

CUSIP No. 533535100	SCHEDULE 13G

STONINGTON PARTNERS, INC.

By:  /s/Alexis P. Michas

Name:  Alexis P. Michas
Title:    Managing Partner

BACK TO SCHOOL ACQUISITION, L.L.C.

By:  /s/James J. Burke, Jr.

Name:  James J. Burke, Jr.
Title:    President

CUSIP No. 533535100	SCHEDULE 13G

Exhibit I

Name	Number of Shares of Common Stock Beneficially Owned

Stonington Capital Appreciation 1994 Fund, L.P.	20,446,140
c/o Stonington Partners, Inc.
540 Madison Avenue, 25th Floor
New York, NY 10022

Stonington Partners, L.P.	20,446,140
c/o Stonington Partners, Inc.
540 Madison Avenue, 25th Floor
New York, NY 10022

Stonington Partners, Inc.	20,446,140
540 Madison Avenue, 25th Floor
New York, NY 10022

Stonington Partners, Inc. II	20,446,140
c/o Stonington Partners, Inc.
540 Madison Avenue, 25th Floor
New York, NY 10022

Back to School Acquisition, L.L.C.	20,446,140
c/o Stonington Partners, Inc.
540 Madison Avenue, 25th Floor
New York, NY 10022

CUSIP No. 533535100	SCHEDULE 13G

Exhibit II

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated February 14, 2008 (the "Statement"), with respect to the Common Stock, no par value per share, of Lincoln Educational Services Corporation is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14 day of February 2008.

STONINGTON CAPITAL APPRECIATION 1994 FUND, L.P.

By:  Stonington Partners, L.P.,
its general partner

By:  Stonington Partners, Inc. II,
its general partner

By:  /s/Alexis P. Michas

Name:  Alexis P. Michas
Title:    Managing Partner

STONINGTON PARTNERS, L.P.

By:  Stonington Partners, Inc. II,
its general partner

By:  /s/Alexis P. Michas

Name:  Alexis P. Michas
Title:    Managing Partner

CUSIP No. 533535100	SCHEDULE 13G

STONINGTON PARTNERS, INC. II

By:  /s/Alexis P. Michas

Name:  Alexis P. Michas
Title:    Managing Partner

STONINGTON PARTNERS, INC.

By:  /s/Alexis P. Michas

Name:  Alexis P. Michas
Title:    Managing Partner

BACK TO SCHOOL ACQUISITION, L.L.C.

By:   /s/James J. Burke, Jr

Name:  James J. Burke, Jr.
Title:    President